UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	26 February 2025 - “Holding(s) in Company”

99.1

26 February 2025

HALEON PLC

("Haleon" or "the Company")

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BMX86B70

Issuer Name

HALEON PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

Other

Comments

Conversion of American depositary shares into ordinary shares

3. Details of person subject to the notification obligation

Name

Pfizer Inc.

City of registered office (if applicable)

New York

Country of registered office (if applicable)

United States of America

4. Details of the shareholder

Name	City of registered office	Country of registered office
State Street Nominees Limited	London	United Kingdom

5. Date on which the threshold was crossed or reached

24-Feb-2025

6. Date on which Issuer notified

26-Feb-2025

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	7.310000	0.000000	7.310000	661709764
Position of previous notification (if applicable)	7.310000	0.000000	7.310000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
Ordinary Shares GB00BMX86B70		661709764		7.310000
Sub Total 8.A	661709764		7.310000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

This notification relates to the conversion by Pfizer Inc. ("Pfizer") of its holding of American depositary shares representing ordinary shares of Haleon plc ("Haleon") into Haleon ordinary shares.
These calculations are based on Haleon's issued voting share capital of 9,054,145,714 ordinary shares with voting rights, as communicated by Haleon in its announcement on total voting rights and capital dated 3 February 2025.
Pfizer holds its Haleon ordinary shares through State Street Nominees Limited, which holds the legal title to those shares on Pfizer's behalf.

12. Date of Completion

26-Feb-2025

13. Place Of Completion

New York, USA

Amanda Mellor, Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: February 26, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary